Exhibit 99.2

ASSET ACCEPTANCE CAPITAL CORP.

RETENTION AGREEMENT

This Retention Agreement (this “Agreement”), dated as of March 6, 2013, is by and between Asset Acceptance Capital Corp. (the “Company”), and Reid Simpson (the “Recipient”).

WHEREAS, the Company has undertaken a strategic review process and the Recipient will be expected to undertake significant efforts in support of the same;

WHEREAS, the Company recognizes that transactions of the type under consideration can subject the Recipient to significant uncertainties regarding his or her future employment prospects with the Company and the Company wishes to ensure the retention of the Recipient through the review process and until the Target Date (as defined in Section 1 hereof); and

WHEREAS, in an effort to incentivize the Recipient to facilitate the successful and satisfactory consummation of a “Change in Control” (as defined in Section 3 hereof) and to retain the Recipient’s services through the consummation of a Change in Control and until the Target Date, the Company and the Recipient each wish to enter into this Agreement and provide for the compensation to be paid the Recipient as specified herein, subject to all of the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the respective covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree to the following:

1.	Retention Payment.

(a)	Retention Payment. Subject to the conditions set forth in Section 2 hereof, the Recipient shall be entitled to receive a “Retention Payment,” as hereinafter defined, as follows:

(i)	fifty percent (50%) of the Retention Payment payable in a lump sum cash payment on or within thirty (30) days following the consummation of a Change in Control; and

(ii)	fifty percent (50%) of the Retention Payment payable in a lump sum cash payment on or within thirty (30) days following the earlier of the following (the “Target Date”): (A) the date the Company or any successor to or affiliate of the Company terminates Recipient’s employment without Cause (as defined in Section 3 hereof) on or after the consummation of the Change in Control; (B) the date which is six (6) months after the consummation of such Change in Control; or (C) January 15, 2014, but only in the event no Change in Control is consummated on or before December 31, 2013, and subject to Recipient’s continued employment by the Company or any successor to or affiliate of the Company through December 31, 2013.

Notwithstanding the foregoing, for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), the two parts of the Retention Payment are intended to constitute separate payments, and if the second part of the Retention Payment is payable due to the Recipient’s involuntary separation from service without Cause and the Recipient is a Code Section 409A “Specified Employee” at such time, the second part shall be delayed (if then required under Code Section 409A) until the first business day of the seventh month following the Recipient’s separation from service, or the date of the Recipient’s death, if earlier.

“Retention Payment” as used in this Agreement means the amount of $183,000.

(b)	Tax Withholding. Payment of the Retention Payment hereunder shall be subject to all applicable income and employment taxes and any other amounts that the Company is required by any applicable law to deduct and withhold therefrom.

2.	Conditions to Payment of Retention Payment.

(a)	Continued Employment. Unless directed otherwise by the Company or its successors in writing, the Recipient shall continue to perform the Recipient’s regular and customary duties and responsibilities to the Company and its affiliates through the Target Date. In the event of the Recipient’s termination of employment by the Company for “Cause” (as defined in Section 3 hereof) or by the Recipient due to his or her voluntary resignation prior to the due date of any payment of the Retention Payment set forth in Section 1(a) hereof, the Recipient shall forfeit the Recipient’s right to receive any further Retention Payment hereunder.

(b)	Cooperation. As a condition to receiving the Retention Payment, the Recipient shall be required to actively and satisfactorily cooperate and consult with and provide all reasonable assistance to the Company or any successor to or affiliate of the Company and any of their officers, employees or representatives through the Target Date as reasonably determined by the Company.

(c)	General Release. The payment of a Retention Payment to the Recipient shall be conditioned upon the Recipient’s execution and non-revocation of a general release of claims upon or within ten (10) days following the due date of a Retention Payment under Section 1(a)(i) and under Section 1(a)(ii), as the case may be (the “Release Period”) of all claims of any kind whatsoever that the Recipient has or may have against the Company or any of its respective affiliates, and their respective officers, directors, partners, managers, employees, agents, representatives successors and assigns known or unknown as of such due date of a Retention Payment (substantially in the form set forth on Exhibit A attached hereto). In the event the Release Period spans two calendar years, the Retention Payment payable in connection with a Change in Control shall be paid in the second calendar year.

(d)	Expiration. Notwithstanding any other provisions herein to the contrary, in the event that a Change in Control is not consummated on or prior to December 31, 2013, this Agreement shall expire automatically as of such date, and thereafter, all of the Recipient’s rights hereunder shall become null and void and without any further legal force or effect whatsoever, other than the right to receive fifty percent (50%) of the Retention Payment as provided in Section 1(a)(ii)(C) of this Agreement in exchange for a release.

3.	Certain Definitions.

(a)	Change in Control. For purposes hereof, the term “Change in Control” shall mean: (i) the acquisition of ownership by a person, corporation or other entity, or a group acting in concert, of fifty-one percent, or more, of the outstanding common stock of the Company in a single transaction or a series of related transactions within a one-year period; (ii) a sale of all or substantially all of the assets of the Company to any person, corporation or other entity; (iii) a merger or similar transaction between the Company and another entity if shareholders of the Company do not own a majority of the voting stock of the surviving entity or any parent thereof and a majority in value of the total outstanding stock of such surviving entity or any parent thereof; or (iv) during calendar year 2013, individuals who constituted the Board of Directors of the Company at the beginning of the period (or their approved replacements, as defined herein) cease for any reason to constitute a majority of the Board of Directors, with a new director being considered an “approved replacement” director if his or her election (or nomination for election) was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the period or were themselves approved replacement directors, but in either case excluding any director whose initial assumption of office occurred as a result of an actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board of Directors; provided, however, that there shall not be included within the meaning of “Change in Control” any such event involving: (A) any employee benefit plan (or related trust) sponsored or maintained by the Company; or (B) any of the current shareholders of the Company as of January 1, 2013 (or any entity at any time controlled by any such shareholder or shareholders).

(b)

Cause. For purposes hereof, the term “Cause” shall mean: (i) continual or deliberate neglect by the Recipient in the performance of his or her material duties under this Agreement; (ii) failure by the Recipient to devote substantially all of his or her working time to the business of the Company or any successor to or affiliate of the Company through the Target Date; (iii) the Recipient’s willful failure to follow the directives of the Board of Directors or applicable management of the Company or any successor to or affiliate of the Company in any material respect; (iv) the Recipient’s engaging willfully in misconduct in connection with the performance of any of his or her duties which is reasonably likely to result, in the Board of Director’s good faith judgment, in material injury to the reputation of the Company or any successor to or affiliate of the Company, including, without limitation, the misappropriation of funds;

(v) the Recipient’s breach of the provisions of Section 5 of this Agreement or any other noncompetition, noninterference, nondisclosure, confidentiality or other similar agreement executed by the Recipient with the Company or any successor to or affiliate of the Company; or (vi) the Recipient’s engaging in conduct which is reasonably likely to result, in the Board of Director’s good faith judgment, in material injury to the reputation of the Company or any successor to or affiliate of the Company, including, without limitation, commission of a felony, fraud, embezzlement or other crime involving moral turpitude; provided that, with respect to the events set forth in clauses (i) through (iii), the Recipient shall have been given written notice of the act, omission or event constituting Cause and shall not have cured such act, omission or event within 30 days after the giving of such notice.

4.	Unfunded Arrangement. The Retention Payment hereunder shall not be deemed to create a trust or other funded arrangement. The Recipient’s rights with respect to the Retention Payment shall be those of a general unsecured creditor of the Company, and under no circumstances shall the Recipient have any other interest in any assets of the Company by virtue of the award of the Retention Payment. Notwithstanding the foregoing, the Company shall have the right to implement or set aside funds in a grantor trust, subject to the claims of the Company’s creditors or otherwise, to discharge its obligations with respect to the Retention Payment.

5.	Confidentiality of Agreement.

(a)	The terms and conditions of this Agreement, and any information or details regarding any Change in Control and the related transaction documents, shall remain strictly confidential.

(b)

The Executive shall not, whether during or after employment with the Company or any successor to or affiliate of the Company, disclose to any person or entity or use, any information not in the public domain, in any form, acquired by the Executive while he was employed or associated with the Company or any successor to or affiliate of the Company or, if acquired following the termination of such association, such information which, to the Executive’s knowledge, has been acquired, directly or indirectly, from any person or entity owing a duty of confidentiality to the Company or any successor to or affiliate of the Company (the “Confidential Information”). By way of illustration but not limitation, Confidential Information may include trade secrets, supplier lists regarding charged off accounts, collection methods, information regarding bulk purchases of charged off accounts, employee compensation arrangements, business practices, plans, policies, secret inventions, processes and compilations of information, records and specifications, as well as information related to the management policies and plans for the Company or any successor to or affiliate of the Company. Notwithstanding the foregoing, the restrictions in subsection (b)(i) of this Section 5 are not applicable to the disclosure or use of Confidential Information in connection with the following: (A) in the course of faithfully performing the Executive’s duties as an employee of the Company or any successor to or affiliate of the Company; (B) with the express written consent of the Company or any successor to or affiliate of the Company; (C) to the extent that any such Confidential Information is in the public domain other than as a result of the Executive’s breach of any of his obligations hereunder; or (D) where required to be disclosed by court order, subpoena or other governmental process. In the event that the Executive shall be required to make disclosure pursuant to the provisions of clause (D) of the preceding sentence, the Executive promptly (but in no event more than forty-eight (48) hours after learning of such subpoena, court order, or other governmental process) shall notify the Company in writing, by personal delivery or by facsimile, confirmed by mail or by certified mail, return receipt requested.

6.	At-Will Employment; No Right to Continued Employment. The Recipient acknowledges and agrees that the Recipient’s employment with the Company is and shall remain “at-will” and the Recipient’s employment with the Company may be terminated at any time and for any reason (or no reason) by the Recipient or the Company, with or without notice. Nothing in this Agreement shall confer upon the Recipient any right to continued employment with the Company (or its affiliates or their respective successors) or to interfere in any way with the right of the Company (or its affiliates or their respective successors) to terminate the Recipient’s employment at any time.

7.	Other Benefits. The Retention Payment is a special incentive payment to the Recipient and shall not be taken into account in computing the amount of salary or compensation for purposes of determining any bonus, incentive, pension, retirement, death or other benefit under any other bonus, incentive pension, retirement, insurance or other employee benefit plan of the Company, unless such plan or agreement expressly provides otherwise.

8.	Section 409A Compliance. Although the Company does not guarantee the tax treatment of the Retention Payment payment hereunder, the intent of the parties is that payment of the Retention Payment under this Agreement be exempt from, or comply with, Section 409A of the Internal Revenue Code and the regulations and guidance promulgated thereunder and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted in a manner consistent therewith.

9.	Governing Law. This agreement and any claim, controversy or dispute arising under or related to this Agreement or the relationship of the parties shall be governed by and construed in accordance with the laws of the State of Michigan without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Michigan or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Michigan.

10.	Severability. The provisions of this Agreement shall be deemed severable. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of any provision of this Agreement in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by applicable law.

11.	Non-Assignment; Successors. This Agreement is personal to each of the parties hereto. Except as provided in this Section 11, no party may assign or delegate any rights or obligations hereunder without first obtaining the advanced written consent of the other parties hereto. Any purported assignment or delegation by the Recipient in violation of the foregoing shall be null and void ab initio and of no force and effect. The Company may assign this Agreement to a person or entity that is an affiliate of the Company or to any successor to all or substantially all of the business and/or assets of the Company, provided that the Company shall require such successor to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

12.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

13.	No Obligation; Company Discretion. No provision of this Agreement shall be interpreted to impose an obligation on the Company to accept, agree to or otherwise consummate a Change in Control. The decision to consummate a Change in Control, and all terms and conditions of such transaction, including the amount, timing and form of consideration to be provided in connection therewith, shall be within the sole and absolute discretion of the Company.

14.	Entire Agreement; Amendment. Except as specifically contemplated herein, this Agreement constitutes the entire agreement by the Recipient and the Company with respect to the subject matter hereof, and supersedes any and all prior agreements or understandings between the Recipient and the Company with respect to the subject matter hereof, whether written or oral. This Agreement may be amended or modified only by a written instrument executed by the Recipient and the Company.

[Signatures on next page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

/s/ Reid Simpson
Reid Simpson

ASSET ACCEPTANCE CAPITAL CORP.

By:	/s/ Rion B. Needs
Rion B. Needs, President and
Chief Executive Officer

EXHIBIT A

GENERAL RELEASE

For good and valuable consideration of the payment of the Retention Payment (the “Payment”) under the Retention Agreement, dated as of March 6, 2013 by and between Asset Acceptance Capital Corp. (the “Company”), and me, I, Reid Simpson, do hereby release and forever discharge and covenant not to sue the Company and its subsidiaries and affiliates and its and their respective directors, officers, partners, managers, employees, agents, attorneys, advisors, stockholders, successors and assigns (both individually and in their official capacities) (collectively, the “Releasees”), from any and all actions, causes of action, covenants, contracts, claims, demands, suits, and liabilities whatsoever, which I ever had or now have or which I or any of my heirs, executors, administrators and assigns hereafter can, shall or may have by reason of or relating to my employment with the Company as of the Effective Date (as hereinafter defined) of this instrument (this “General Release”).

By signing this General Release, I am providing a complete waiver of all claims against the Releasees that may have arisen, whether known or unknown, up until the effective date of this General Release. This includes, but is not limited to, claims based on Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1866, the Americans With Disabilities Act, the Fair Labor Standards Act, the Equal Pay Act, the Family and Medical Leave Act, the Elliot-Larsen Civil Rights Act, the Employee Retirement Income Security Act of 1974 (“ERISA”) (except as to claims pertaining to vested benefits under employee benefit plans covered by ERISA and maintained by the Releasees), and all applicable amendments to the foregoing acts and laws, or any common law, public policy, contract (whether oral or written, express or implied) or tort law, and any other local, state or Federal law, regulation or ordinance having any bearing whatsoever on the terms and conditions of my employment. This General Release shall not, however, constitute a waiver of any of (i) my rights to any compensation and employee benefits to which I am entitled in the ordinary course of my employment with the Company or its successors, (ii) my rights to future benefits under the Retention Agreement, (iii) my rights to accrued and vested benefits under any employee benefit plan or stock incentive or equity plan of the Company or its successors, including any obligations arising in connection with a change in control with respect to the cash payments for the conversion of stock options and other equity awards, (iv) my rights under any employment, change in control, severance or similar agreement or arrangement with the Company or its successors, (v) my rights as a stockholder of the Company or its successors, (vi) my rights to indemnification under the organizational documents or any separate contract or insurance policy of the Company or its successors, (vii) my rights to director and officer insurance coverage, if any, (viii) my rights with respect to any right or claim that may initially arise after the Effective Date of this General Release, or (ix) my rights with respect to any claim that may not otherwise be waived by reason of the application of any applicable law, rule or regulation.

I further agree, promise and covenant that, to the maximum extent permitted by law neither, I, nor any person, organization, or other entity acting on my behalf has or will file, charge, claim, sue, or cause or permit to be filed, charged or claimed, any action for damages or other relief (including injunctive, declaratory, monetary or other relief) against the Releasees involving any matter occurring in the past up to the date of this General Release, or involving or based upon any claims, demands, causes of action, obligations, damages or liabilities which are the subject of this General Release.

I have been given a reasonable opportunity to review this General Release and have been given the opportunity to consult with legal counsel, and I am signing this General Release knowingly, voluntarily and with full understanding of its terms and effects, and I voluntarily accept the Payment for the purpose of making full and final settlement of all claims referred to above. I understand and acknowledge that my right to receive the Payment is conditioned upon my execution and non-revocation of this General Release.

I acknowledge that I have not relied on any representations or statements not set forth in this General Release. I will not disclose the contents or substance of this General Release to anyone except my immediate family and any tax, legal or other counsel I have consulted regarding the meaning or effect hereof, and I will instruct each of the foregoing not to disclose the same.

This General Release will be governed by and construed in accordance with the laws of the State of Michigan. If any provision in this General Release is held invalid or unenforceable for any reason, the remaining provisions shall be construed as if the invalid or unenforceable provision had not been included.

IN WITNESS WHEREOF, I have executed this General Release on this      day of             , 20     (the “Effective Date”).

Reid Simpson

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